Exhibit (c)(3)

Presentation to The Special Committee of the Board of Directors of: KeyBanc Capital Markets Mergers & Acquisitions Group July 15, 2003 Preliminary Draft For Discussion Purposes Only

Table of Contents Situation Assessment Premium Paid Analysis Liquidation Analysis Comparable Companies Analysis Precedent Transactions Analysis Discounted Cash Flow Analysis LBO Analysis VIII. Appendix: Detail of Financial Analyses KeyBanc Capital Markets is a service mark of KeyCorp. Securities-related products and services are offered and provided by KCIB Inc and its employees. KCIB Inc is a member NASD/NYSE/SIPC and a KeyCorp company. Bank-related products and services are offered and provided by KeyBank and its employees.

Situation Assessment

Wolohan's common stock has traded consistently above the offer price of $21.75 since the announcement date. Management has not received any competing unsolicited offers from third parties. Home Depot, Lowe's and Menards continue to dominate the retail home improvement industry. Over the past decade, a number of competitors within the industry either have filed for bankruptcy or are now defunct (Builder's Square, D.I.Y. Home Warehouse, Hechinger, House2Home, and Payless Cashways among others). Other competitors such as Wickes, recently have gone through financial and operational restructurings. Home Depot and Lowe's are projected to have a combined market share of 37% by the end of this year, up from 20% in 1997. Wolohan has closed 37 stores over the past seven years. Moreover, the Company's comp store sales growth has been very erratic over the same time period ranging from a decline of 16% in 2000 to an increase of 8% in 1998. Situation Assessment Current Situation

On May 16, 2003, a group of certain shareholders and members of management ("Management") who own approximately 56.0% of Wolohan Lumber Co. (the "Company") offered a price of $21.75 per share to acquire the shares held by the public shareholders. Management's ownership consists of common shares, in-the- money options at $21.75, and long-term incentive shares. On June 9, 2003, the Special Committee of the Board of Directors (the "Committee") hired KeyBanc Capital Markets ("KeyBanc") to advise and assist the Committee with their activities. These activities may include: Evaluating the fairness to the Company's minority shareholders from a financial point of view; Market tests; Negotiating the financial aspects of the transaction; and/or Evaluating the various structures and forms of any transaction. To that end, KeyBanc has been working closely with the Wolohan management team to collect information on the Company and the industry in order to assess the proposed offer. Situation Assessment Overview

Situation Assessment Due Diligence To date, KeyBanc has: Analyzed five years of historical financial results - Consolidated, and By location; Analyzed Management's financial projections through 2008; Analyzed Management's 2003 budget by location; Analyzed detailed balance sheet accounts; Researched and evaluated precedent comparable transactions; Analyzed comparable public companies; Reviewed industry data and trends; Analyzed the competitive landscape; Reviewed management's strategic objectives; Interviewed the senior management team; Reviewed the Agreement and Plan of Merger; Reviewed the April 17, 2003 Board materials; Reviewed liquidation analysis prepared by Management; Toured several operating facilities in Michigan; and Toured a competitor's operating facility.

Since the date of the offer (May 16, 2003), Wolohan's stock has consistently traded above the offer price of $21.75. The average stock price over this time period has been $23.38, representing a one day premium of 18.7%. This compares to a one day premium of 10.4% indicated by the offer price proposed by the Management team. Situation Assessment Trading Performance Volume Price Management's Offer of $21.75 Current Price of $23.95

Situation Assessment Wolohan vs. The S&P500 Specialty Retail Index Index Announcement Date Over the last twelve months, Wolohan's common stock has outperformed the S&P500 Specialty Retail Index. Some of this performance, in a difficult market environment, could be attributed to the Company's historical share buyback program, which over time has propped up the stock to its current levels (before announcement of transaction).

Situation Assessment Share Repurchases A significant amount of the trading volume has come from the Company through share buy-back programs, which has helped push the stock up to the high teens and low twenties.

Over the past five years, such competitors like Home Depot have significantly increased market share in Wolohan's key markets as ranked by new stores. Situation Assessment Home Depot Store Growth

Situation Assessment Management Projections

KeyBanc did not alter the projections presented by the Management team. However, KeyBanc notes the following: Despite a recent decline in comp store sales and severe competitive pressure throughout the industry, Management is projecting same store sales to improve by 2005 and projects sales to be flat in 2004 and grow, albeit marginally, in 2007 and 2008. Margins are held constant at approximately 22% over this same time period despite the aforementioned competitive pressure. EBITDA holds steady at approximately $7.5 million over the similar time period including lease rental income ($6.4 excluding lease rental income). Significant SG&A reductions through 2006 totaling approximately $8.5 million. The Company's cash balance is also projected to grow nearly five- fold from May 2003 to December 2008. Properties held for sale assumed to be sold to a REIT in liquidation analysis and going concern analysis. For valuation purposes, KeyBanc excluded lease rental income from the EBIT and EBITDA. Situation Assessment Observations on Management's Projections

With a continued competitive environment, management is projecting a significant rebound in comp store sales growth through 2008P Situation Assessment Comp Store Sales Growth Growth

In order to reach a conclusion regarding the fairness of the proposed offer, KeyBanc analyzed the historical and projected financial results of the Company and established a fair value range for the Company by applying a variety of commonly accepted valuation techniques including: Premiums Paid Analysis. Review and analysis of the premiums paid in similar going private transactions. Liquidation Analysis. Analysis of the liquidation of the Company's accounts receivables, inventory, PP&E, and other miscellaneous assets less liabilities and liquidation expenses. Comparable Public Company Analysis. Analysis of the trading multiples of a comparable group of publicly traded companies deemed to be similar to the Company. Precedent Transactions Analysis. Analysis of recent publicly announced transactions of companies with similar attributes to the Company. Discounted Cash Flow. Analysis of the present value of the Company's future cash flows discounted to the present. Leveraged Buyout Analysis. Analysis of the potential value of the Company from a financial buyer's perspective taking into consideration current debt and private equity market conditions. Situation Assessment Valuation Techniques

Situation Assessment Valuation Summary As the chart below indicates, nearly half of the current market value of the company is related to the Company's cash position, option proceeds, and properties available for sale.

Situation Assessment Valuation Summary Based on a number of valuation techniques, KeyBanc currently believes that the offer from the Management group is at the low end of the indicated range of values. Implied Price Per Share

Premium Paid Analysis

KeyBanc reviewed the purchase paid per share and recent target closing prices in 107 public company going-private transactions announced since 1/1/2000 for which relevant information was available and which involved consideration between $25 and $500 million in Enterprise Value. For each of the companies involved in the transactions, KeyBanc examined the closing stock price four weeks prior to announcement date. KeyBanc graphed the 4-week premiums from these transactions to evaluate the proposed offer from the Management group relative to the premiums offered in similar going private transactions. All Financial service companies and REITS were excluded from this analysis. Premium Paid Analysis Overview

Premium Paid Analysis Summary The current offer price of $21.75 represents a 4 week premium of approximately 8.0%. Eight out of 107 (7.5%) going private transactions were done at similar premiums (see highlighted bar below). Only 14 out of 107 (13.1%) going private transactions announced since 1/1/2000 had similar 4 week premiums of less than 10%. Source: Thomson Financial Source: Thomson Financial

Premium Paid Analysis Summary As the chart below illustrates, nearly 50% of going private transactions announced since 1/1/2000 had 4 week premiums of 40% or more. Source: Thomson Financial

Liquidation Analysis

KeyBanc reviewed a liquidation analysis prepared by the Company. This analysis mirrored a similar analysis that the Company had E&Y Restructuring perform in September 2000. The analysis reflects the proceeds that would be generated from an orderly liquidation of the Company. The primary assumptions in this analysis include: Timing - approximately 12 months; Assumes no sales during the liquidation due to immediate closing of stores; Recovery Estimates: Cash - 100% Accounts Receivable - 73-78% Inventories at FIFO Cost - 74-79% Other Current Assets - 80-85% PP&E, net - 85-92% Properties Held for Sale - 70-75% Other Assets - 5-10% The Company also performed an upside case for the Properties Held for Sale, using a 10% capitalization rate on the rental income for those properties with long-term leases and 120% of the book value for the remaining non-leased properties. Liquidation Analysis Overview

Liquidation Analysis Distributable Recoveries Based on an orderly liquidation, the Company could distribute to shareholders cash proceeds between $16.33 and $22.64 per share.

Comparable Companies Analysis

KeyBanc identified within the retail home improvement sector, thirteen home centers with lumberyards (two public) as well as fifty five home builder distributors (two public). All private and divisions of public companies were eliminated. KeyBanc also eliminated Home Depot (HD) and Lowe's (LOW) due to their comparative size to the Company. Current market capitalizations of $76.7 and $33.0 billion respectively. The Comparable Companies Group consists of Comparable Companies Analysis Overview

KeyBanc calculated the ratio of each Comparable Company's enterprise value (market capitalization less cash and option proceeds plus debt, preferred stock, and minority interest) to that company's sales, EBIT, and EBITDA for its latest twelve months (LTM). KeyBanc then applied the high and low of each of such ratios to the Company's sales, EBIT, and EBITDA for the latest twelve months to calculate implied prices per share for the Company's common stock. KeyBanc calculated the ratio of each Comparable Company's equity value to that company's net income, book value, and tangible book value for its latest twelve months. KeyBanc then applied the high and low of each of such ratios to the Company's net income, book value, and tangible book value for the latest twelve months to calculate implied prices per share for the Company's common stock. Comparable Companies Analysis Methodology

Comparable Companies Analysis Valuation Range

Comparable Companies Analysis Financial Summary

Precedent Transactions Analysis

McDonald reviewed certain financial data and the purchase prices paid in 12 merger & acquisition transactions completed since 1/1/98 in the retail building materials and lumber industry for which relevant information was available. McDonald calculated the ratio of the enterprise value to the target company's LTM sales, EBIT and EBITDA and the equity value to the target company's LTM book value. KeyBanc then applied the high and low of each of such ratios to the Company's sales, EBIT, EBITDA and Book Value for the latest twelve months to calculate implied prices per share for the Company's common stock. Precedent Transactions Analysis Overview

Precedent Transactions Analysis Overview

Precedent Transactions Analysis Source: Thomson Financial, most relevant transactions highlighted

Discounted Cash Flow Analysis

Discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of a corporate entity by discounting to the present its future expected cash flows. KeyBanc performed a discounted cash flow analysis of the Company based upon financial projections for the years 2004 to 2008 which were provided by management. In estimating the company's weighted average cost of capital (WACC), KeyBanc performed analysis consistent with the Capital Asset Pricing Model. Based on the weighted average Retail Home Improvement Group's unlevered beta and target debt to capital ratio, McDonald calculated a WACC of 14.5% which included a target debt to capital ratio of 10.0% and an unlevered beta of 1.24. Discounted Cash Flow Analysis Overview

Discounted Cash Flow Analysis Terminal Growth Assumptions

Discounted Cash Flow Analysis Terminal Growth Assumptions

Discounted Cash Flow Analysis Terminal EBITDA Exit Multiple

Discounted Cash Flow Analysis Terminal EBITDA Exit Multiple

LBO Analysis

KeyBanc performed a leveraged buyout analysis on Wolohan Lumber as a means of establishing the value of the Company assuming the sale of the Company to a typical Equity Sponsor Group with management. A leveraged buyout ("LBO") involves the acquisition or recapitalization of a company financed primarily by incurring indebtedness that is serviced by the post- LBO operating cash flow of the company. KeyBanc performed two scenarios based on the following assumptions Scenario 1 No minority equity investor Total borrowing capacity based on the Company's current unsecured borrowing facility Minimum post-transaction debt availability of $5.0 million Scenario 2 Minimum minority equity investment of $5.0 million Minimum required minority IRR of 23.0% Leveraged Buyout Analysis Summary

An offer price per share range between $23.00 and $25.00 was calculated based on KeyBanc's market assumptions and Management's projections. Leveraged Buyout Analysis Offer Price Range

Appendix: Detail of Financial Analyses

Trading Statistics

Situation Assessment Volume Distribution Volume Distribution Volume Distribution

Situation Assessment Volume Distribution Volume Distribution Volume Distribution

Situation Assessment Volume Distribution Volume Distribution Volume Distribution

Premium Paid Analysis

Premium Paid Analysis All Going Private Transactions

Premium Paid Analysis All Going Private Transactions

Premium Paid Analysis All Going Private Transactions

Premium Paid Analysis All Going Private Transactions

Liquidation Analysis

Liquidation Analysis Net Asset Recovery

Liquidation Analysis Liquidation Expenses

Liquidation Analysis Additional Value From Properties Held For Sale

Comparable Companies Analysis

Building Material Holding Company Historical Financials

Wickes Inc. Historical Financials

LBO Analysis

LBO Summary

LBO Summary Continued